QUARTERLY AND YEAR END REPORT
                                BC FORM 51-901F
                              (Previously Form 61)
                                SCHEDULE: A, B,C

FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY ACT: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, V7Y 1L2. Toll free in British Columbia 1-800-373-6393.

--------------------------------------------------------------------------------
ISSUER DETAILS                       FOR QUARTER ENDED       DATE OF REPORT
--------------------------------------------------------------------------------
NAME OF ISSUER                        Y      M      D        Y      M      D
--------------------------------------------------------------------------------
Wealth Minerals Ltd.                 04     08     31       04     10     29
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 ISSUER ADDRESS
--------------------------------------------------------------------------------
#1901 - 1177 West Hastings St.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CITY        PROVINCE       POSTAL CODE      ISSUER FAX NO.      ISSUER PHONE NO.
--------------------------------------------------------------------------------
Vancouver     B.C.           V6E 2K3       (604) 408-7499       (604) 331-0096
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CONTACT PERSON                  CONTACT POSITION               CONTACT PHONE NO.
--------------------------------------------------------------------------------
Rosie Moore                        President                    (604) 331-0096
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                     CONTACT WEB SITE ADDRESS
--------------------------------------------------------------------------------
moore@wealthminerals.com
--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
                                                               DATE SIGNED
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE            PRINT FULL NAME              Y      M      D
--------------------------------------------------------------------------------
"Rosie Moore" (signed)          Rosie Moore                 04     10     29
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                               DATE SIGNED
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE            PRINT FULL NAME              Y      M      D
--------------------------------------------------------------------------------
"Gary Freeman" (signed)         Gary Freeman                04     10     29
--------------------------------------------------------------------------------

                              WEALTH MINERALS LTD.
                      (FORMERLY TRIBAND ENTERPRISE CORP.)
                         (AN EXPLORATION STAGE COMPANY)

                       CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)
                                  (UNAUDITED)

                                AUGUST 31, 2004

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(unaudited - Prepared by Management)

==================================================================================================
                                                           August 31      August 31    November 30
                                                             2004           2003          2003
                                                                                        (audited)
--------------------------------------------------------------------------------------------------
ASSETS

CURRENT
      Cash and cash equivalents                          $ 2,981,682    $    36,426    $    64,899
      Receivables                                              9,058          4,820          2,993
      Due from related party                                      --         10,700          5,350
      Prepaid expenses                                        11,634          9,388          6,075
                                                         -----------------------------------------
                                                           3,002,374         61,334         79,317

PROPERTY, PLANT AND EQUIPMENT                                  8,904         10,912         10,170
INVESTMENTS                                                   27,565         27,565         27,565
                                                         -----------------------------------------
                                                         $ 3,038,843    $    99,811    $   117,052
==================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
      Accounts payable and accrued liabilities           $    34,337    $    11,947    $    37,950
      Due to affiliated company                                2,594          2,594          2,594
                                                         -----------------------------------------
                                                              36,931         14,541         40,544
                                                         -----------------------------------------
SHAREHOLDERS' EQUITY
      Capital stock                                        7,889,366      4,928,016      4,995,516
      Contributed surplus                                     20,160             --             --
      Share subscriptions                                    794,200             --             --
      Deficit accumulated during the exploration stage    (5,701,814)    (4,842,746)    (4,919,008)
                                                         -----------------------------------------

                                                           3,001,912         85,270         76,508
                                                         -----------------------------------------
                                                         $ 3,038,843    $    99,811    $   117,052
==================================================================================================

ON BEHALF OF THE BOARD:

"Gary Freeman"   Director             "Rosalie C. Moore"   Director
--------------                        ------------------

        The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS
(Expressed in Canadian Dollars)
(unaudited - Prepared by Management)

===============================================================================================================
                                         Cumulative
                                           Amounts           Nine Months Ended             Three Months Ended
                                       From October 7,    ------------------------     ------------------------
                                           1994 to
                                          August 31,      August 31,    August 31,     August 31,    August 31,
                                            2004            2004          2003           2004          2003
                                       ------------------------------------------------------------------------
OPERATING EXPENSES
      Amortization                      $    24,015    $     1,714    $     2,231    $       576    $       744
      Consulting fees                       573,612         86,116         63,600         32,500         15,000
      Exploration and property costs      2,111,018        456,875         26,609        304,397         15,359
      Listing and transfer agent fees       226,376         61,054         14,014         28,344          4,390
      Office                                290,825         19,779         15,424          4,231          4,844
      Professional fees                     264,107         54,515         30,526         18,393          9,167
      Property investigation                186,563             --             --             --             --
      Rent                                  106,881         10,596         12,000          4,950             --
      Salaries and benefits                  80,308             --             --             --             --
      Shareholders' communications          412,486         23,012          9,538         19,666          5,379
      Stock-based compensation               20,160         20,160
      Travel                                140,233         26,009         13,573         16,774            671
                                       ------------------------------------------------------------------------
                                         (4,436,584)      (759,830)      (187,515)      (429,831)       (55,554)

INTEREST INCOME                             206,130          8,473          1,097          7,625            235

INVESTMENT INCOME                            27,565             --             --             --             --

GAIN ON SALE OF MARKETABLE
  SECURITIES                                100,703             --             --             --             --

GAIN (LOSS) ON FOREIGN EXCHANGE             156,810         (2,848)          (519)        (3,880)          (638)

CAPITAL TAXES                               (28,601)       (28,601)            --             --             --

LOSS ON DISPOSAL OF PROPERTY,
  PLANT AND EQUIPMENT                        (7,189)            --             --             --             --

IMPAIRMENT OF MINERAL PROPERTIES         (1,100,722)            --             --             --             --

WRITE-DOWN OF MARKETABLE
  SECURITIES                               (374,526)            --             --             --             --

WRITE-DOWN OF INVESTMENTS                  (245,400)            --             --             --             --
                                       ------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                 $(5,701,814)   $  (782,806) $    (186,937) $    (426,086)   $   (55,957)
===============================================================================================================

BASIC AND DILUTED LOSS PER SHARE                       $     (0.14) $       (0.10) $       (0.05)   $     (0.03)

BASIC AND DILUTED WEIGHTED
  AVERAGE COMMON SHARES
  OUTSTANDING                                            5,561,391      1,909,504      8,808,207      1,938,486
===============================================================================================================

        The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(unaudited- Prepared by Management)

=====================================================================================================================

                                              Cumulative          Nine Months Ended             Three Months Ended
                                                Amounts       --------------------------    -------------------------
                                             From October 7,
                                                1994 to
                                               August 31,     August 31,      August 31,    August 31,     August 31,
                                                  2004          2004            2003          2004           2003
                                             ------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss for the period                      $(5,701,814)   $  (782,806)   $  (186,937)   $  (426,086)   $   (55,957)
Items not affecting cash:
      Amortization                                24,015          1,714          2,231            576            744
      Investment income                          (27,565)            --             --             --             --
      Gain on sale of marketable
        Securities                              (100,703)            --             --             --             --
      Loss on disposal of property, plant
        and equipment                              7,189             --             --             --             --
      Impairment of mineral properties         1,100,722             --             --             --             --
      Stock-based compensation                    20,160         20,160             --             --             --
      Write-down of marketable
        Securities                               374,526             --             --             --             --
      Write-down of investments                  245,400             --             --             --             --

Changes in non-cash working capital
  Items:
(Increase) decrease in receivables                (9,058)        (6,065)         2,349         (3,355)         9,250
(Increase) decrease in prepaid
  expenses                                       (11,634)        (5,559)         1,626         (2,250)           137
Increase in share subscriptions
  receivable                                          --             --             --        136,300             --
Increase (decrease) in accounts
  payable and accrued liabilities                124,169         (3,613)        (6,345)         3,271         (4,689)
Advances (to) from affiliated company              2,594          5,350        (10,700)            --             --
                                             ------------------------------------------------------------------------

Net cash used in operating activities         (3,951,999)      (770,819)      (197,776)      (291,544)       (50,515)
                                             ------------------------------------------------------------------------
CASH FLOWS FROM INVESTING
  ACTIVITIES
      Proceeds on sale of marketable
        securities                               488,027             --             --             --             --
      Property, plant and equipment
        acquired                                 (46,291)          (448)            --           (448)            --
      Proceeds on disposal of property,
        plant and equipment                        6,183             --             --             --             --
      Acquisition of mineral properties         (500,722)            --             --             --             --
      Acquisition of marketable securities      (761,850)            --             --             --             --
      Increase in deferred exploration
        costs                                         --             --             --             --             --
      Increase in investments                   (245,400)            --             --             --             --
                                             ------------------------------------------------------------------------

Net cash used in investing activities        $(1,060,053)   $      (448)   $        --    $      (448)   $        --
                                             ------------------------------------------------------------------------

                                 - Continued -

       The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd...)
(Expressed in Canadian Dollars)
(unaudited - Prepared by Management)

=====================================================================================================================

                                              Cumulative          Nine Months Ended             Three Months Ended
                                                Amounts       --------------------------    -------------------------
                                             From October 7,
                                                1994 to
                                               August 31,     August 31,      August 31,    August 31,     August 31,
                                                  2004          2004            2003          2004           2003
                                             ------------------------------------------------------------------------
Continued...

CASH FLOWS FROM
FINANCING ACTIVITIES
      Issuance of capital stock, net of
        issuance costs                       $7,199,534     $2,893,850     $  108,000     $  273,150     $    6,000
      Deposits on share subscriptions        $  794,200        794,200                       794,200
                                             ------------------------------------------------------------------------
Net cash provided by financing
  Activities                                  7,993,734      3,688,050        108,000      1,067,350          6,000
                                             ------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH
EQUIVALENTS DURING THE PERIOD                 2,981,682      2,916,783        (89,776)       775,358        (44,515)

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD                                  --         64,899        126,202      2,206,324         80,941
                                             ------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
END OF PERIOD                                $2,981,682     $2,981,682     $   36,426     $2,981,682     $   36,426
                                             ------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

=====================================================================================================================

                                              Cumulative          Nine Months Ended             Three Months Ended
                                                Amounts       --------------------------    -------------------------
                                             From October 7,
                                                1994 to
                                               August 31,     August 31,      August 31,    August 31,     August 31,
                                                  2004          2004            2003          2004           2003
                                             ------------------------------------------------------------------------
CASH PAID DURING THE PERIOD
FOR:
      Interest                               $       --     $       --     $       --     $       --     $       --
      Income taxes                           $       --     $       --     $       --     $       --     $       --
=====================================================================================================================

Since inception of the exploration stage, the Company has issued a total of 515,827 common shares (adjusted for historical share consolidations) for non-cash consideration as follows:

================================================================================
                        Number
      Year             of Shares        Amount          Consideration
--------------------------------------------------------------------------------
      2004              200,000       $ 244,000  Acquisition of mineral property
      2002               23,750       $  15,350  Finder's fees
      2002              139,402          66,457  Shares for debt owing
      1999                2,675           8,025  Finder's fees
      1996              150,000         600,000  Acquisition of mineral property
================================================================================

       The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND DEFICIT
(Expressed in Canadian Dollars)

=======================================================================================================================
                                                             Value of                         Deficit
                                                              Common       Contributed      Accumulated
                                                              Shares       Surplus on       During the
                                   Number       Average     Issued and      Grant of        Exploration
                                  of Shares      Price      Fully Paid       Options           Stage          Total
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT
NOVEMBER 30, 2002                 7,085,736               $ 4,820,016    $         --     $(4,655,809)     $    164,207
      Issuance of shares
        for cash:
        Private placement           250,000       0.12         30,000
        Exercise of options         225,000       0.17         38,250
        Exercise of options          25,000       0.24          6,000
        Exercise of warrants        112,500       0.30         33,750
        Private placement           900,000      0.075         67,500
      Net loss for the year              --                        --              --        (263,199)
                                 --------------------------------------------------------------------------------------
BALANCE AT
NOVEMBER 30, 2003                 8,598,236               $ 4,995,516    $         --     $(4,919,008)     $     76,508

ROLLBACK RATIO 4:1               (6,448,677)
                                 -----------
BALANCE JANUARY 14, 2004          2,149,559
      Issuance of shares
        for cash:
        Shares for debt              84,583       0.24         20,300
        Private placement           850,000       0.24        204,000
        Private placement         2,500,000       0.27        675,000
        Exercise of warrants        159,500       0.78        125,150
        Private placement         3,010,000       0.54      1,625,400
      Property acquisition          200,000       1.22        244,000
      Contributed surplus                                                      20,160
      Net loss for the period                                                                (782,806)
                                 --------------------------------------------------------------------------------------
BALANCE AT
AUGUST 31, 2004                   8,953,642               $ 7,889,366    $     20,160     $(5,701,814)     $  2,187,552
=======================================================================================================================

       The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

1.    NATURE AND CONTINUANCE OF OPERATIONS

      The  Company's   principal   business  activity  is  the  exploration  and
      development of mineral properties.

      The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

      The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the company be unable to continue as a going concern.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION

      These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

      EXPLORATION AND DEVELOPMENT COSTS

      The Company has adopted the policy of expensing development and exploration costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of management to support the recognition of an asset.

      PROPERTY EVALUATIONS

      The Company reviews and evaluates the carrying amounts of its mineral properties when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a reduction in the carrying amount of mineral properties with a corresponding charge to operation are recorded.

      COST OF MAINTAINING MINERAL PROPERTIES

      The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

      ACQUISITION COSTS

      Acquisition costs are capitalized on properties where proven and provable reserves exist.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

2.    SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

      INVESTMENTS

      The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

      BASIC AND DILUTED LOSS PER SHARE

      Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive. Comparative numbers are adjusted to reflect share splits and share consolidations.

      STOCK-BASED COMPENSATION

      The Company has a stock option plan as described in Note 6. The Company uses the accounting recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations the Company was permitted to continue with its existing policy of recording no compensation cost on the granting of stock options to employees and directors that are not direct awards of stock or stock appreciation rights and in accordance with the policy provided certain pro-forma disclosure as required by the fair value method of accounting for stock options. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. The information is provided in Note 8. Any consideration received on the exercise of stock options is credited to share capital. The Company has adopted certain new provisions of CICA Handbook Section 3870, effective for its 2004 fiscal year. The adoption of the new standard results in expense recognition for options granted after November 30, 2003.

3.    PROPERTY, PLANT AND EQUIPMENT

================================================================================
                                                      Net Book Value
                                            ------------------------------------
                              Accumulated   August 31,  August 31,  November 30,
                    Cost      Amortization    2004        2003         2003
--------------------------------------------------------------------------------
Office furniture   $14,274      $ 7,240      $7,034       $ 8,241       $ 7,757
  and equipment
Computer equipment  10,050        8,180       1,870         2,671         2,413
                   -------------------------------------------------------------
                   $24,324      $15,420      $8,904       $10,912       $10,170
================================================================================

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

4.    MINERAL PROPERTIES

      AMATA PROJECT, PERU

      On July 15, 2004 the TSX Venture Exchange accepted for expedited filing the agreement between the Company and Carlos Ballon whereby the Company may acquire a 100% interest in a private Peruvian company's 70% interest in the Amata Project in Southern Peru, for consideration of 200,000 shares within 10 days of TSX approval (issued at a deemed value of $1.22 per share), US$100,000 on closing (paid), and 200,000 common shares one year after closing. The US$100,000 payment and the issuance of 200,000 shares comprise Exploration and property costs of $380,580. The Company announced the signing of the agreement on July 6, 2004.

      The Amata Project consists of 10,300 hectares in the Coaluque district in Moquegua, Peru. The project hosts potential copper-gold-silver mineralization and was the subject of a 15 hole drill program conducted by Rio Tinto in 2002/2003. The Company plans to re-compile historical data and initiate a geological sampling and mapping program.

      NEVADA PROPERTIES

      The Company's wholly owned subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada, and also has an agreement to acquire the two Betty O'Neal claims in the same location. The two sets of claims border each other.

      To earn a 100% interest in the BET 1 -23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,300 per year. The contiguous BET 1-23 claims are continuing to be maintained and explored by the company.

      On July 9, 2004, a US$25,000 payment due in respect of the Betty O'Neal claims was not paid and the Company has dropped its intent to acquire an interest in them.

      TITLE TO MINERAL PROPERTIES

      Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

5.    CAPITAL STOCK

=======================================================================================
                                                                  Number
                                                                of Shares      Amount
---------------------------------------------------------------------------------------
Authorized
    Unlimited number of common shares without par value
    Unlimited number of preferred shares, issuable in series

    As at November 30, 2000 and 2001                            2,777,293    $4,230,059
        For cash - private placements                           2,200,000       330,500
        For cash - exercise of options                             75,000        12,750
        For cash - exercise of warrants                         1,380,834       180,250
        For finder's fees                                          95,000            --
        For settlement of debts                                   557,609        66,457
                                                               ------------------------

    As at November 30, 2002                                     7,085,736    $4,820,016
        For cash - private placements                           1,150,000        97,500
        For cash - exercise of options                            250,000        44,250
        For cash - exercise of warrants                           112,500        33,750
                                                               ------------------------

    As at November 30, 2003                                     8,598,236    $4,995,516

    Share consolidation January 14, 2004 (4:1)                 (6,448,677)
                                                               -----------
                                                                2,149,559

        For cash - private placements                           6,360,000     2,504,400
        For cash - exercise of warrants                           159,500       125,150
        For property- Amata Project, Peru                         200,000       244,000
        For settlement of debts                                    84,583        20,300
                                                               ------------------------

    As at August 31, 2004                                       8,953,642    $7,889,366
=======================================================================================

      Effective January 14, 2004, the Company consolidated its shares on a basis of one new share for every four old shares. The effects of the consolidation have been applied on a retroactive basis with respect to the following information, except where noted:

      PRIVATE PLACEMENTS

      In November 2003, the Company completed a private placement consisting of 225,000 units at a price of $0.30 per unit, for total proceeds of $67,500. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.42 per share until December 3, 2004. No finder's fee was issued.

      In February 2004, the Company completed a private placement consisting of 850,000 units at a price of $0.24 per unit, for total proceeds of $204,000. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until August 26, 2005. No finder's fee was issued.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

5.    CAPITAL STOCK (cont'd...)

      In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000. Each unit consists of one common share and one- half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006. No finder's fee was issued.

      In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400. Each unit consists of one common share and one- half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share until May 14, 2006. No finder's fee was issued.

      The following warrants are outstanding at August 31, 2004:

================================================================================
                 Number of          Exercise
               full Warrants          Price         Expiry Date
               -------------       ----------     ----------------
                    12,500         $     0.60     December 3, 2004
                   400,000         $     0.35     August 26, 2005
                   225,000         $     0.42     November 27, 2005
                 1,225,000         $     0.35     March 15, 2006
                 1,505,000         $     0.80     May 14, 2006
================================================================================

      The following warrants (pre-consolidated) were outstanding at November 30, 2003:

================================================================================
                 Number of          Exercise
                  Warrants            Price         Expiry Date
               -------------       ----------     ----------------
                   701,666         $     0.30     June 5, 2004
                   250,000         $     0.15     December 3, 2004
                   900,000         $     0.105    November 27, 2005
================================================================================

      STOCK OPTIONS

      The Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date, as of the first quarter of the 2004 fiscal year. In determining the fair value of the incentive stock options granted January 29, 2004, the following assumptions were used:

================================================================================
      Risk free interest rate                        2.5%
      Expected life                                2 years
      Expected volatility                            136%
      Expected dividends                              --
================================================================================

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

5.    CAPITAL STOCK (cont'd...)

      Stock-based compensation of $20,160 was calculated from using the Black Scholes Option Pricing Model. The amount is charged against income in the period granted, with the corresponding credit to Contributed Surplus.

      The following incentive stock options are outstanding at August 31, 2004:

================================================================================
                 Number of          Exercise
                  Shares              Price         Expiry Date
               -------------       ----------     ----------------
                  35,000           $     0.25     February 27, 2007
                  43,750           $     0.25     February 24, 2008
                 120,000           $     0.25     January 29, 2009
================================================================================

      Stock options outstanding as at November 30, 2003 were repriced by the TSX Venture Exchange on February 24, 2004. All options outstanding were repriced to $0.25 per share.

      The following incentive stock options were outstanding at November 30, 2003:

================================================================================
                 Number of          Exercise
                  Shares              Price         Expiry Date
               -------------       ----------     ----------------
                  51,250           $     0.68     February 27, 2007
                  43,750           $     0.96     January 24, 2007
================================================================================

6.    RELATED PARTY TRANSACTIONS

      These consolidated financial statements include transactions with related parties as follows:

      a) The Company paid $45,000 (2003 - $45,000) in consulting fees to a company controlled by a director.

      b) The Company received $5,350 (2003 - $ nil) as a repayment for an unsecured short term advance to a company controlled by a director.

      c) Rent of $3,996 (2003 - $ nil) was paid to a company controlled by a director.

      Amounts due to affiliated company are unsecured, non-interest bearing, with no fixed terms of repayment.

      All transactions with related parties were recorded at fair market value.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

7.    SUBSEQUENT EVENTS

      In September 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.80 per share until March 7, 2006. No finder's fee was issued.

      In September 2004, the Company granted 900,000 options to directors, officers and consultants, exercisable at $0.70 per share until September 29, 2006.

      In October, 2004, the Company entered into an employment agreement with Rosalie Moore (appointed as President and Director on September 27, 2004) to provide remuneration at a rate of $9,000 per month, subject to a six month review by the Board.

8.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

      STOCK BASED COMPENSATION

      The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at August 31, 2004, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

      SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements up to August 31, 2004.

      The Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the date of grant. As at August 31, 2004, cumulative compensation expense totaling $370,271 has been incurred, including $350,111 calculated under US GAAP and $20,160 calculated under US and Canadian GAAP. Cumulative compensation expense does not include the value of options granted and subsequently forfeited. In determining the fair value of the incentive stock options over the past three years, the following assumptions were used:

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

8.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      STOCK BASED COMPENSATION (cont'd...)

================================================================================

                                    2003               2002             2001
--------------------------------------------------------------------------------
      Risk free interest rate       1.50%              1.72%           4.27%
      Expected life                2 years            5 years         5 years
      Expected volatility            102%               102%            68%
      Expected dividends             --                 --              --
================================================================================

      The following is a summary of the status of stock options outstanding at August 31, 2004:

================================================================================
                               Outstanding Options         Exercisable Options
                             -----------------------      ----------------------
                             Weighted
                             Average        Weighted                  Weighted
                             Remaining      Average                   Average
Range of                     Contractual    Exercise                  Exercise
Exercise Prices     Number   Life (Years)   Price         Number      Price
--------------------------------------------------------------------------------
  $0.25            198,750      3.64         $0.25        198,750      $0.25
================================================================================

      The following is a summary of the stock based compensation plan during 2004 and 2003:

================================================================================
                                                                        Weighted
                                                                         Average
                                                         Number         Exercise
                                                        of Shares         Price
--------------------------------------------------------------------------------
Outstanding and exercisable at November 30, 2002          107,500           0.68

Granted                                                    50,000           0.96
Exercised                                                 (56,250)          0.68
Exercised                                                 (6,2500)          0.96

Outstanding and exercisable at November 30, 2003           95,000           0.80
                                                          -------

Granted                                                   120,000           0.25
Expired                                                   (16,250)          0.68
                                                          -------
Outstanding and exercisable at August 31, 2004            198,750           0.25
                                                          =======
================================================================================

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

8.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      INCOME TAXES

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

      MINERAL PROPERTIES

      The Company's policy of expensing development and exploration costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US GAAP.

      TRADING SECURITIES AND AVAILABLE-FOR-SALE SECURITIES

      Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

      Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for trading securities are included in statements of operations. Unrealized holding gains and losses for available-for-sale securities are excluded from statements of operations and reported as a net amount in a separate component of shareholders' equity until realized.

      COMPREHENSIVE INCOME

      SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

      Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States generally accepted accounting principles.

      For the period since November 30, 2001, there have been no other items of comprehensive income.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

8.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      RECENT ACCOUNTING PRONOUNCEMENTS

      In July, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-of- interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired, SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 are reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt SFAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 does not have a material effect on its financial position or results of operations.

      In July 2001, FASB issued Statement of Financial Accounting Standards 143, ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized. This standard is effective for the Company's 2003 fiscal year, but earlier adoption was encouraged. Adoption of the standard has not had any impact on the financial statements of the Company.

      In August 2001, FASB issued Statement of Financial Accounting Standards 144, ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption was permitted. The Company adopted SFAS 144 as of December 1, 2002. The Company has determined that the application of SFAS 144 does not have a material effect on its financial position or results of operations.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

8. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      In April 2002, FASB issued Statement of Financial Accounting Standards 145, ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. This statement rescinds SFAS 4, which required all gains and losses from retirements of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. SFAS 64 amended SFAS 4 and is no longer necessary as SFAS 4 has been rescinded. SFAS 145 amends SFAS 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. Adoption of the standard has not had any impact on the financial statements of the Company.

      In June 2002, FASB issued Statement of Financial Accounting Standards 146, ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of the standard has not had any impact on the financial statements of the Company.

      In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year and is not expected to have a material impact on its results of operations or financial position.

      In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity's product warranty liabilities. The Company applies the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements for the first quarter of the Company's fiscal year 2003. Adoption of the standard has not had any impact on the financial statements of the Company.

      In December 2002, FASB issued Statement of Financial Accounting Standards 148, ("SFAS 148"), "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's 2003 fiscal year. The interim disclosure requirements are effective for the second quarter of the Company's 2003 fiscal year. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

8.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect FIN 46 to have a material effect on its results of operations or financial condition.

      The impact of the above  differences  between  Canadian and United  States
      generally  accepted  accounting   principles  on  statement  of  loss,  as
      reported, is as follows:

================================================================================
                                           Cumulative
                                          amount from
                                           October 7,            Nine months
                                             1994 to                ended
                                           August 31,            August 31,
                                             2004                   2004
--------------------------------------------------------------------------------
Loss for the period as reported          $(5,701,814)            $(782,806)
Less:
      Compensation expense
        - stock options                     (350,111)                   --
                                         ---------------------------------------
      Loss for the period in
        accordance with United
        States generally accepted
        accounting principles            $(6,051,925)            $(782,806)
================================================================================

      The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:

================================================================================
                                               Nine months         Year ended
                                             ended August 31,     November 30,
                                                  2004                2003
--------------------------------------------------------------------------------
Deficit, as reported                          $(5,701,814)        $(4,919,008)

Cumulative compensation expense
  - stock options                                (350,111)           (350,111)
                                              -----------         -----------
Deficit in accordance with United
  States generally accepted
  accounting principles                       $(6,051,925)        $(5,269,119)
================================================================================

WEALTH MINERALS LTD.
(FORMERLY TRIBAND ENTERPRISE CORP.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

8.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

===================================================================================================
                                                               Common       Deficit
                                     Capital Stock             Shares     Accumulated
                                 -----------------------     Committed    During the
                                   Number                      To be      Exploration
                                 of Shares     Amount          Issued        Stage        Total
---------------------------------------------------------------------------------------------------
                               (as reported)
===================================================================================================
Shareholders' equity as
  reported
  November 30, 2003              8,598,236   $ 4,995,516       $   --    $(4,919,008)   $    76,508

Cumulative compensation
  expense - stock options               --       350,111           --       (350,111)            --
                                 ------------------------------------------------------------------
Shareholders' equity in
  accordance with United
  States generally
  accepted accounting
  principles at
  November 30, 2003              8,598,236   $ 5,345,627       $   --    $(5,269,119)   $    76,508
===================================================================================================

===================================================================================================
Shareholders' equity as
  reported
  August 31, 2004                8,953,642   $ 7,889,366       $   --    $(5,701,814)   $ 2,187,552

Cumulative compensation
  expense - stock options               --       370,271                    (350,111)

Shareholders' equity in
  accordance with United
  States generally
  accepted accounting
  principles at
  August 31, 2004                8,953,642   $ 8,259,637       $   --    $(6,051,925)   $ 2,207,712
===================================================================================================

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
================================================================================

8.    UNITED STATES GENERALLY ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd...)

      LOSS PER SHARE

      SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

      The following loss per share information results under United States general accepted accounting principles:

--------------------------------------------------------------------------------
                                                                     Year ended
                                        Nine months ended August 31, November 30
                                            2004            2003        2003
--------------------------------------------------------------------------------

Net loss for the period under
  United States GAAP                      $ (782,806)  $  (234,937)  $ (270,999)
================================================================================

Weighted average number of shares
  outstanding under United States GAAP
  (adjusted for 2004 roll-back)            5,561,391     1,938,486    1,908,609
================================================================================

Basic loss per share                      $    (0.14)  $     (0.12)  $    (0.14)
================================================================================

      Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.